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MAY 30 2007
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U
SECURITIES AN 07001755
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16081 ~~05391~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gaines Financial Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1919 North Belt East
(No. and Street)

Belleville, IL 62221
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gaines B. Smith 618-233-7534
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregson, Russell E.
(Name – *if individual, state last, first, middle name*)

2810 Frank Scott Parkway West, Suite 812 Belleville, IL 62223
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 09 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gaines B. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gaines Financial Corporation, as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
BETTY J JACKSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/26/11

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAINES FINANCIAL CORPORATION

CONTENTS
March 31, 2007 and 2006

CERTIFIED PUBLIC ACCOUNTANTS

J.W.BOYLE & CO., LTD.

ESTABLISHED 1924

INDEPENDENT AUDITORS' REPORT

To the Sole Director and Stockholder
of Gaines Financial Corporation

We have audited the accompanying statements of financial condition of Gaines Financial Corporation as of March 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, financial statements referred to above present fairly, in all material respects, the financial position of Gaines Financial Corporation as of March 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule "1" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. W. Boyle & Co., Ltd.

J.W. BOYLE & CO. LTD.

May 23, 2007

COPPER BEND CENTRE
2810 FRANK SCOTT PARKWAY WEST, SUITE 812
BELLEVILLE, ILLINOIS 62223-5092

FINANCIAL STATEMENTS

GAINES FINANCIAL CORPORATION

Statements of Financial Condition
March 31, 2007 and 2006

ASSETS

	2007	2006
Cash in bank - checking	$ 100	$ 100
Cash in bank - savings	5,900	5,900
Total assets	$ 6,000	$ 6,000

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Total liabilities	$ -	$ -
Stockholder's equity		
Common stock, no par value; authorized 1,000 shares; 150 shares issued and outstanding	6,000	6,000
Retained Earnings	-	-
Total stockholder's equity	6,000	6,000
Total liabilities and stockholder's equity	$ 6,000	$ 6,000

See notes to financial statements.

GAINES FINANCIAL CORPORATION

Statements of Operations
Years Ended March 31, 2007 and 2006

	2007	2006
Income		
Commissions received	$ 115,452	$ 79,417
Expenses		
Commissions paid	105,666	73,372
Legal and accounting fees	2,650	300
Dues and subscriptions	845	1,313
Licenses and taxes	900	1,030
Office supplies	2,033	1,857
Medical expenses	3,729	1,932
Total expenses	115,823	79,804
(Loss) from operations	(371)	(387)
Other income		
Miscellaneous income	371	387
Income before provision for income taxes	-	-
Provision for income taxes	-	-
Net income for the year	$ -	$ -

See notes to financial statements.

GAINES FINANCIAL CORPORATION

Statements of Changes in Stockholder's Equity
Years Ended March 31, 2007 and 2006

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balances at March 31, 2005	150	$ 6,000	$ -	$ 6,000
Net income	-	-	-	-
Balances March 31, 2006	150	6,000	-	6,000
Net income	-	-	-	-
Balances March 31, 2007	150	$ 6,000	$ -	$ 6,000

See notes to financial statements.

GAINES FINANCIAL CORPORATION

Statements of Cash Flows
Years Ended March 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Cash received from mutual funds	$ 115,452	$ 79,417
Cash expenditures	(115,823)	(79,804)
Miscellaneous income	371	387
Net cash flow from operating activities	-	-
Cash and cash equivalents, beginning of year	6,000	6,000
Cash and cash equivalents, end of year	$ 6,000	$ 6,000

See notes to financial statements.

GAINES FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
March 31, 2007 and 2006

1. Significant accounting policies

Organization and nature of business

Gaines Financial Corporation is a broker-dealer registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers (NASD) and the Illinois Department of Securities. The Company is an Illinois Corporation.

Securities transactions

The Company is engaged solely in the mutual fund business serving clients in the greater St. Louis metropolitan area. All mutual fund transactions are conducted on an application way basis. At no time does the Company have constructive receipt of clients cash or securities.

Commissions

Commissions income is recorded by the Company when received from the mutual fund companies.

Income taxes

The Company is treated as a C-Corporation for income tax purposes. Since inception in 1970, the Company has periodically paid out all net income as commissions and therefore has had no federal or state income tax liability.

Cash flows

For the purpose of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

2. SEC Rule 15c3-3

At March 31, 2007, the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3(k)(1) and no facts came to our attention indicating that such condition had not been complied with since the last audit.

3. Internal control

There were no material inadequacies in the Company's internal accounting controls.

4. Computation of net capital

The only equity of the Corporation is $6,000 of authorized, issued and outstanding common stock.

There are no material differences in the computation of net capital under Rule 15c3-1, therefore a reconciliation is not necessary pursuant to Rule 17a-5(d)(4).

SUPPLEMENTAL INFORMATION

GAINES FINANCIAL CORPORATION

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of March 31, 2007

Net capital	
Total stockholder's equity	$ 6,000
Additions and deductions	-
Net capital	$ 6,000

END